Mail Stop 3561
	November 16, 2005

Ted Burylo, President
Azzoro, Inc.
C/o Empire Stock Transfer Inc.
7251 West Lake Mead Boulevard, Suite 300
Las Vegas, NV 89128

	Re:	Azzoro, Inc.
	Amendment No. 3 to Registration Statement on Form SB-2
	Filed November 7, 2005
	File No. 333-118262

Dear Mr. Burylo:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business, page 18

Geological Assessment Report: Surprise Lake Property, page 19
1. We note that in response to prior comment 2 in our letter dated August 29, 2005, you stated in the response letter that you have enclosed another copy of the Mr. Ostensoe`s geological report. It appears, however, that we are still not able to locate the geological report. Please direct us to its location or provide us with a copy of the geological assessment report. If you elect to furnish another copy of the report, please indicate in the response letter the specific means by which you have furnished the report, e.g. via EDGAR, mail, etc.

Results of Operations for Period Ending March 31, 2005, page 22
2. As you have included interim financial statements as of June
30,
2005, please update your disclosure to reflect your results of operations as of June 30, 2005.

Financial Statements
3. Please revise the document to include updated interim financial statements as of September 30, 2005 in accordance with Item 310(g) of
Regulation S-B.

* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Robert Burnett, Staff Accountant, at (202)
551-
3330, or Michael Moran, Branch Chief, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at (202) 551-
3338, or David Mittelman, Legal Branch Chief, at (202) 551-3214 with any other questions you may have.

						Sincerely,



						H. Christopher Owings
						Assistant Director


cc: 	Ted Burylo
          Fax: (604) 681-7622



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Ted Burylo
Azzoro, Inc.
November 16, 2005
Page 1